Back **2015-05-22, 16:03:33, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Cook.D **Issuer:** TransGlobe Ener **Security:** DSU Cash

Transaction Number	2660512		
Security designation	DSU (Cash)		
Opening balance of securities or contracts held	29979		
Date of transaction	2015-05-15		
Nature of transaction	56 - Grant of rights		
Number or value of securities or contracts acquired	12400		
Equivalent number or value of underlying securities acquired	12400		
Number or value of securities or contracts disposed of			
Equivalent number or value of underlying securities disposed of			
Unit price or exercise price	4.9900	Currency	Canadian Dollar
Conversion or Exercise price		Currency	
Date of expiry or maturity			
Closing balance of securities or contracts held	42379	Insider's calculated balance	
Filing date/time	2015-05-22 16:02:13		
General remarks *(if necessary to describe the transaction)*	To be settled in cash		
Private remarks to securities regulatory authorities			